EXHIBIT 99.1

Just Energy Group Inc. Announces Closing of the Acquisition of Filter Group Inc.

TORONTO, Oct. 01, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE) (“Just Energy” or the "Company"), a leading consumer company, specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, is pleased to announce that it has closed its previously announced (in the Company’s press release dated September 10, 2018) acquisition of Filter Group Inc. (“Filter Group”), a leading provider of subscription based, home water filtration systems to residential customers in Canada and the United States.  Headquartered in Toronto, Ontario, Filter Group currently provides under counter and whole home water filtration solutions to residential markets in the Provinces of Ontario and Manitoba and the States of Nevada, California, Arizona, Michigan and Illinois, with over 30,000 customers to date.

Pursuant to the purchase agreement (the “Purchase Agreement”), Just Energy acquired all of the issued and outstanding shares of Filter Group and the shareholder loan owing by Filter Group.  In addition to the assumption of approximately $22 million of third party Filter Group debt, the aggregate consideration payable by Just Energy under the Purchase Agreement is comprised of: (i) $15 million in cash, fully payable within 180 days of closing; and (ii) earn-out payments of up to 9.5 million Just Energy common shares (with up to an additional 2.4 million Just Energy common shares being issuable to satisfy dividends that otherwise would have been paid in cash on the Just Energy shares issuable pursuant to the earn-out payments (the “DRIP Shares”)), subject to customary closing adjustments.  The earn-out payments are contingent on the achievement by Filter Group of certain performance based milestones specified in the Purchase Agreement in each of the first three years following the closing of the acquisition.  In addition, the earn-out payments may be paid as to 50% in cash and the DRIP Shares as to 100% in cash, at the option of Just Energy.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.7 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, terrapass and EdgePower Inc. Visit investors.justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to the impact of the acquisition of Filter Group on Just Energy and its shareholders, the potential of earn-out payments, and potential synergies with Just Energy, and are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to the results of the acquisition and the ability of Just Energy to integrate the Filter Group into its operations, general economic and market conditions, levels and rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jim Brown
Chief Financial Officer
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com